Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary	Jurisdiction
TransMedics, Inc.	Delaware
TransMedics, B.V.	The Netherlands
TransMedics Pty Ltd.	Australia
TransMedics GmbH	Germany
Summit Aviation, Inc.	Montana
Northside Property Group, LLC	Montana
TransMedics S.r.l.	Italy
TMDX Realty Holdings LLC	Delaware